FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 6, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

PROPOSAL OF THE BOARD OF DIRECTORS TO THE EXTRAORDINARY AND ANNUAL GENERAL MEETING TO BE HELD ON APRIL 9, 2013

Dear Shareholders,

The Board of Directors of BRF – Brasil Foods S.A. hereby submits to the Shareholders the following proposals for deliberation at the General Meeting, to be held on April 9, 2013:

Annual General Meeting

1. To examine and vote the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2012 and decide on the allocation of the result; to approve the following allocation of the Net Income for the Fiscal Year 2012:

Net Income for the Fiscal Year	R$ 813,226,655.81
Actuarial Losses	R$ (37,844,000.00)
Net Income to be appropriated	R$ 775,382,655.81
Legal reserve	R$ 40,661,332.79
Value appropriated to Interest on Shareholders’ Equity	R$ 274,750,000.00
Proposed Additional Dividends	R$45,300,000.00
Reserve for Capital Increase	R$ 155,076,531.16
Reserve for Expansion	R$ 192,164,146.91
Reserve for tax credits	R$ 67,430,644.95
Total Amount Distributed	R$ 775,382,655.81

(Attachment 9-1-II pursuant to CVM Instruction 481)

2. To ratify the distribution of remuneration to the shareholders pursuant to the decision by the Board of Directors in the amount of R$ 274.7 million, corresponding to R$ 0.315855520 per share, payouts having taken place on August 15, 2012 (R$ 0.11501051 per share) and on February 15, 2013 (R$ 0.20084501 per share) in the form of interest on shareholders’  equity with due retention of Withholding Tax at Source pursuant to the current legislation (Attachment 13 pursuant to CVM Instruction 481);

3. To approve the distribution of complementary dividends in the amount of R$ 45.3 million to be paid out on April 30, 2013.

4. To approve the number of members to make up the Board of Directors at 11 (eleven) pursuant to the provision in Article 16, caption sentence, of the Bylaws;

5. To elect the slate made up of the individuals nominated below to comprise the Board of Directors for a term of office of 2 (two) years as set forth in Article 16 of the Bylaws.

Effective Members

Abilio Diniz

Sérgio Rosa

Paulo Assunção de Sousa

Décio da Silva

Luis Carlos Fernandes Afonso

Carlos Fernando Costa

Luiz Fernando Furlan

Manoel Cordeiro Silva Filho

Walter Fontana Filho

José Carlos Reis de Magalhães

Pedro de Andrade Faria

Alternate Members

Eduardo Rossi

Heloisa Helena Silva de Oliveira

Mauro José Periotto

Sérgio Schwartz

Manuela Cristina Lemos Maçal

Helena Kerr do Amaral

Roberto Faldini

Mauricio da Rocha Wanderley

Eduardo Fontana d´Avila

Daniel Arduini Cavalcante Arruda

Fernando Shayer

5.1     Pursuant to CVM instructions 165 and 282, the minimum percentage for participation in the voting capital necessary for the requisition of the multiple voting system is 5% (five percent). (Attachment 24, items 12.6 to 12.10 pursuant to CVM Instruction 480)

6. Pursuant to the provision of Paragraph 1, Article 16 of the Bylaws, to nominate as Chairman and Vice Chairman of the Board of Directors, respectively, Messrs. Abílio Diniz and Sérgio Rosa.

7. To elect the members of the Fiscal Council/Audit Committee – Term of Office: Until the E/AGM of 2014. (Attachment 24, items 12.6 to 12.10 pursuant to CVM Instruction 480)

Effective Members Attilio Guaspari Décio Magno Andrade Stochiero	Alternate Members Agenor Azevedo dos Santos Tarcisio Luiz Silva Fontenele.

Susana Hanna Stiphan Jabra                            Paola Rocha Freire

Extraordinary General Meeting

1.            To approve the amendment of the following article of the current Bylaws: ARTICLE 1-  alteration of the corporate denomination from BRF – BRASIL FOODS S.A. to BRF S.A.;

2.            To approve the total annual and aggregate compensation for the Members of the Management of the BRF Companies in the amount of up to R$ 39 million, including extra compensation in the month of December 2013 in the amount corresponding to one monthly fee. (Attachment 13, pursuant to CVM Instruction 481).

3.            To approve the amendment to the Stock Option Plan (Stock Options), item 7. Limit of Dilution, to permit the maximum dilution of 2.0% up to 2.5%, and the alteration of the regulations of the Stock Option Plan (Stock Options) with respect to the following aspects: amendment in the quantity of exercise windows (item 9.1.2 of the Plan) from 2 to 4 and the alteration of the parity (item 4.2.1 of the Plan) of the number of stock option grants versus acquired shares for the additional plan: from 0.5 to 1.0 option from 1.0 to 2.0 options and from 2.0 to 4.0 options (Attachment 13, pursuant to CVM Instruction 481)

This is what the Board of Directors has to propose and expects to be examined and approved by the shareholders.

The Company’s shareholders interested in accessing information or clarifying doubts relative to the above proposals should contact the Company’s Investor Relations area by calling +55 (11) 2322-5061/5050/5048/5049/5051/5052/5037 or via e-mail: acoes@brf-br.com. All documents pertaining to this Meeting may be found at the disposal of the shareholders in the site: www.brf-br.com/ir in addition to the system of powers of attorney for permitting the participation of the shareholder. Furthermore, the Meeting shall be transmitted via video conference to the São Paulo office located at Rua Hungria, 1,400 – 5th floor, Jardim Europa, for the shareholders that so prefer.

São Paulo (SP), March 4, 2013.

Nildemar Secches

Chairman of the Board of Directors

Paulo Assunção de Sousa

Vice Chairman

Décio Da Silva

José Carlos Reis Magalhães Neto

Heloisa Helena Silva de Oliveira

Luís Carlos Fernandes Afonso

Luiz Fernando Furlan

Manoel Cordeiro Silva Filho

Pedro de Andrade Faria

Walter Fontana Filho

(Attachment I – Information with respect to the Reference Form and CVM Instruction 481 – document being prepared)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 6, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director